Exhibit G

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

August __, 2004

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Rochester Gas and Electric Corporation  (70-__________ )

         RGS Energy Group, Inc. ("RGS"), a New York Corporation, and Rochester Gas and Electric Corporation ("RG&E"), a New York corporation and a wholly owned utility subsidiary of RGS, (collectively, "Applicants"), both located at 89 East Avenue, Rochester, NY 14649, have filed an application-declaration under Section 12(c) and Rules 42 and 46 of the Act. The Applicants seek authorization for RG&E to declare or pay dividends on its common stock out of capital or unearned surplus, and for RG&E to acquire, retire, or redeem its securities from an associate company. The Applicants state that the authorizations requested would permit RG&E to adopt a more appropriate capital structure given the sale of the Robert E. Ginna Nuclear Power Plant ("Ginna Facility") and the receipt of sale proceeds that are not currently needed to capitalize RG&E's business.

         The sale of the Ginna Facility left RG&E with a significant cash balance and a smaller ongoing utility business in terms of net utility plant. RG&E was granted authority by the New York Public Service Commission to buy back common equity with proceeds from the sale of the Ginna Facility for the purpose of realigning its capital structure. Accordingly, to effect the equity reduction and realign RG&E's capital structure, Applicants seek authorization for RG&E to


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declare and pay dividends on RG&E's common stock out of capital and/or unearned surplus, and for RG&E to acquire, retire, or redeem any security of RG&E from an associate company. The requested authorization would not exceed $175 million.

         For the Commission by the Division of Investment Management, pursuant to delegated authority.